September 21, 2007

Confidential

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Re:

Correspondence from you dated

August 21, 2007 regarding

ITT Corporation

Definitive 14A

Filed April 4, 2007

File No. 001-05672

Hanna T. Teshome, Esq.

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Dear Ms. Teshome:

We are providing the following responses to your comment letter dated August 21, 2007 regarding the definitive Proxy Statement filed on Schedule 14A on April 4, 2007 (the “Proxy Statement”) by ITT Corporation (the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in bold print below.

2006 Non-Management Director Compensation, page 23

1.   Please provide a narrative to follow the table you provide on page 23 to describe material factors necessary to an understanding of the director compensation disclosed in the table.  The narrative should, for example, explain in greater detail the deferral provisions for the fees earned by the directors and clarify whether the varying amounts in stock awards and other compensation relate to differing compensation arrangements among the directors.  Please refer to Item 402(k)(3) of Regulation S-K and revise your disclosure accordingly.

Responses:  A narrative was provided on pages 24 to 25 of the Proxy Statement describing the material factors necessary to an understanding of the director compensation disclosed in the table and was intended to be responsive to Item 402(k)(3) of Regulation S-K.  Among other things, the narrative explained in greater detail the deferral provisions for the fees earned by the directors in the first “bullet point” on page 24 of the Proxy Statement.  In future filings, the Company will include a reference to the narrative either preceding or immediately following the director compensation table.

As explained in the narrative in the second “bullet point” on page 24 of the Proxy Statement and the last paragraph beginning on that page and in footnote (2) to the “2006 Non-Management Director Compensation” table, all non-management directors received the same stock awards in the fiscal year ended December 31, 2006.  In future filings, to the extent it remains relevant, the Company will clarify in the appropriate footnote to the director compensation table that the differing amounts in the “Stock Awards” column of the table do not reflect differing current compensation arrangements among the directors but rather result from the accounting consequences of directors (1) having been first elected a director of the Company at different times and (2) having made different elections under director compensation arrangements in effect prior to the last completed fiscal year.

As explained in the narrative under the caption “Indemnification and Insurance” on page 25 of the Proxy Statement and referenced in footnote (3) to the “2006 Non-Management Director Compensation” table, the Company provided the same group accident and group life insurance arrangements to all non-management directors.  The differing amounts in the “All Other Compensation” column of the table arise from the costs of spousal travel and amenities with respect to Board meetings at which spousal attendance is requested, as described in the footnote.  The Company was not required to identify or quantify any of the items reported in this column pursuant to Instruction 2 or 3 to Item 402(k)(2)(vii) of Regulation S-K, nor was it even required to include the costs of spousal travel and amenities since the total value of all perquisites and personal benefits did not exceed $10,000 for any director.  In future filings, to the extent that there are any differing amounts in this column, the Company will clarify in the appropriate footnote to the table the reason or reasons therefor.

Compensation Discussion and Analysis, page 29

Construction of our Executive Compensation Program, page 31

2.   Your disclosure identifies the peer companies to which you refer to establish financial metrics for measuring AIP performance, but it does not identify the peer group you use to benchmark other elements of your compensation.  Please revise your disclosure to identify the companies with which you are engaged in benchmarking each element of compensation and discuss the degree to which the compensation committee considered such companies comparable to you.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:   The discussion in the two “bullet points” under the statement “We benchmark competitive compensation” on page 31 of the Proxy Statement refers to survey data in the compensation consultant’s Compensation Data Base (“CDB”), which is described in the sixth “bullet point” on page 30 of the Proxy Statement as including information from a peer group of approximately 206 industrial companies in the S&P Industrials Composite.  Specifically, as described in the first “bullet point” under the statement “We benchmark competitive compensation” on page 31 of the Proxy Statement, the compensation consultant provides the compensation committee with analyses, in which the CDB survey data is adjusted by the compensation consultant for differences in scope of operation and revenues.  As noted in the two “bullet points” under the statement “We benchmark competitive compensation” on page 31 of the Proxy Statement, the compensation committee uses the adjusted survey data analyses, not information specifically from any of the companies used to compile the data base information, to provide a benchmark position for each component of compensation.   The two “bullet points” under the statement “We benchmark competitive compensation” on page 31 of the Proxy Statement also address the degree to which the compensation committee considered the analyses and adjusted survey information to be comparable to the Company.  In addition to using adjusted CDB survey data from this large group to benchmark compensation, as described in the Company’s disclosure, the Company uses the more limited peer group identified on page 33 of the Proxy Statement under the caption “How we measure AIP performance” to determine what constitutes “premier performance” for purposes of the Annual Incentive Plan awards.  In future filings, to the extent it remains relevant, the Company will (1) clarify how the adjusted database survey data and analyses are developed by the compensation consultant and presented to the compensation committee and (2) in its discussion of each element of compensation, reference the adjusted database survey data and analyses used to benchmark that element of compensation and the degree to which the compensation committee considered the database survey data, as adjusted or analyzed by the compensation consultant, to represent companies comparable to the Company.

Elements of Compensation, page 32

Annual Incentive Awards, page 32

3.   Though you indicate that the cash payment under the annual incentive plan is calculated as a target percentage of base salary, it is unclear how you determine actual payment amounts.  We would expect to see a more focused discussion that sets forth the amount of compensation awarded under the plan and provides substantive analysis and insight into how the committee determined the specific payout amounts.  Please refer to Item 402(b)(1)(v) of Regulations S-K and revise your disclosure accordingly.

Response:   The discussion of how the Company determines the actual payment amounts under the Annual Incentive Plan is contained on pages 32 to 34 of the Proxy Statement under the caption “Annual Incentive Awards.”  The metrics used under the plan are discussed under the captions “How we measure AIP performance,” “Base Bonus,” “Multiplier” and “Why these metrics” on pages 33 to 34 of the Proxy Statement.  How the compensation committee determined the specific payout amounts is discussed under the caption “AIP 2006 Awards Paid in 2007” on page 34 of the Proxy Statement.  The discussion under this last caption, among other things, provided a range of target awards for the named executive officers as a percentage of base salary and set forth the amounts of compensation actually awarded under the plan for the fiscal year.  In addition, the subsequent discussion of specific compensation arrangements for some of the named executive officers stated the target awards for Mr. Loranger, the principal executive officer, under the caption “Annual Incentive Plan Awards” on page 46 of the Proxy Statement.  In future filings, to the extent it remains relevant, the Company will (1) provide a clear overview of the formula used before the detailed discussion of the specific metrics, (2) specify the actual target award as a percentage of base salary for each named executive officer rather than a range of such target award percentages for named executive officers as a group and (3) provide more substantive analysis and insight into how the compensation committee determined the specific payout amounts.

AIP 2006 Awards Paid in 2007, page 34

4.   You indicate that the compensation committee may consider discretionary factors when determining the actual annual incentive plan payment to an executive.  Please revise your disclosure to state whether discretion has been exercised for the performance year and identify the particular exercise of discretion.  State whether it was applied to the specified executive officers who received AIP payments in 2006 or to all compensation subject to the AIP award targets.  Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Response:   On page 34 of the Proxy Statement in the second paragraph under the caption “AIP 2006 Awards Paid in 2007,” the Company indicates that the compensation committee exercised discretion in determining Annual Incentive Plan awards for performance year 2006 and that, in making discretionary adjustments to these awards, the compensation committee “excluded the impact of acquisitions, dispositions and special items in computing AIP performance” and “also considered the effects of the previously reported investigation of the Company’s Night Vision business and the performance of executive officers.”  The compensation committee considered the described items in computing Annual Incentive Plan performance for all participants in the program.  The compensation committee’s consideration of the effects of the described investigation and executive officer performance affected the discretionary adjustments to the named executive officers, but did not affect all named executive officers to an equivalent extent.  In future filings, to the extent it remains relevant, the Company will clarify further whether discretion has been exercised for the performance year under the Annual Incentive Plan, the identity of the particular exercises of discretion and whether such discretion was applied on the same basis to all payments under the Annual Incentive Plan or, and the extent to which, such discretion affected particular identified named executive officers differently.

Longer-Term Incentives, page 34

Program Structure, page 34

5.   You indicate that in determining specific individual awards under the long-term award program, the committee may consider individual contributions and business performance.  Please revise your disclosure to explain how each element of compensation is structured and implemented to reflect the individual’s contributions and the company’s performance.  You should describe the contribution and performance of the named executive that are taken into account and clarify how the compensation reflects this.  Please refer to Item 402(b)(2)(v) and (vii) of Regulation S-K.

Response:   The Company’s discussion of longer-term incentives is on pages 34 to 40 of the Proxy Statement.  In future filings, to the extent it remains relevant, the Company will clarify how the restricted stock and stock option award programs are structured and implemented to reflect the individual’s contributions and Company performance and how the total shareholder return award program under the Company’s long-term incentive plan is structured and implemented to reflect the individual’s contributions.  The impact of the Company’s performance on the total shareholder return award program is discussed in great detail on pages 38 to 40 of the Proxy Statement.  In future filings, to the extent it remains relevant, the Company will describe the specific contribution and performance factors of each named executive officer that are taken into account and clarify how the compensation reflects these factors.

6.   You state that your long-term incentive award program has three components and that the committee uses competitive market survey data provided by the compensation consultant to select long-term components.  Please revise your disclosure to clarify why you have chosen to pay each component of the long-term incentive award program and to explain how each component, and the company’s decisions regarding each component, fits into the company’s overall compensation objectives and affects decisions regarding other components.  Please refer to Item 402(b)(1)(vi) of Regulation S-K.

Response:   Why the Company chose to use each of the three components on the longer-term incentive compensation programs is discussed under the captions “Program structure” and “Why both restricted stock and stock options?” on pages 34 to 36 of the Proxy Statement and under the caption “Target Total Shareholder Return Awards” in the introductory language and under the captions “How we chose the structure of LTIP awards” and “Components of total shareholder return” on pages 38 to 39 of the Proxy Statement.  How longer-term incentive compensation fits into the Company’s overall compensation objectives and affects decisions regarding other components is also discussed in the sixth “bullet point” on page 30 of the Proxy Statement.  In future filings, to the extent it remains relevant, the Company will clarify how each component of the longer-term incentive compensation programs and the Company’s decisions regarding each component affect decisions regarding other components.

7.

Please explain how you determine the amount of each component of the long-term incentive award program.  Your disclosure with respect to restricted stock awards, for example, indicates that the committee determines the dollar amount for each restricted stock award grant which is then converted to shares based on market price.  However, it does not explain how you determine the dollar amount.  With respect to non-qualified stock options and the Target Total Shareholder Return Awards, your disclosure does not reference how any of the amounts are determined.  Please explain how each component amount is determined and discuss, if applicable, whether payments are allocated between the components addressing the factors considered and the relative significance or weight accorded to each factor.  Please refer to Item 402(b)(1)(v) and 402(b)(2)(iii) of Regulation S-K.

Response:   The Company’s disclosure under the caption “Program structure” on pages 34 to 35 of the Proxy Statement discusses the factors that the compensation committee considered in setting an aggregate long-term award dollar value.  The disclosure in the second full paragraph on page 35 of the Proxy Statement under the caption “Why both restricted stock and stock options” and in the second paragraph on page 38 of the Proxy Statement under the caption “Target Total Shareholder Return Awards” states that 50% of the annual target total longer-term incentive value would be in the target cash award under the long-term incentive plan (the Target Total Shareholder Return Awards), 25% in non-qualified stock options and 25% in restricted stock, and discusses the compensation committee’s rationale for this allocation of longer-term incentive awards.  In future filings, to the extent it remains relevant, the Company will clarify (1) how it determines the aggregate target dollar value for longer-term incentive awards, (2) the specific factors considered, and the relative significance or weight accorded each factor, for the allocation of this aggregate target dollar value among the components of longer-term compensation and (3) how the specific number of shares underlying stock options is determined from the percentage of this aggregate target dollar value allocated to stock options.

Other LTIP provisions, page 39

8.

Apart from indicating that the company’s performance for purposes of the LTIP awards is measured by comparing the average stock price, you have not provided a quantitative discussion of performance goals for LTIP awards.  To the extent you believe that disclosure of performance goals is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm.  To the extent that it is appropriate to omit specific targets or performance objectives, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient.  You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:   Discussion of how difficult it will be for an executive or how likely it will be for the Company to achieve target levels or other factors, as set forth in Instruction 4 to Item 402(b) of Regulation S-K, is not required because the Company disclosed the specific target levels and other factors for the named executive officers under the long-term incentive plans for the last completed fiscal year.  The Company’s description of its long-term incentive plan is set forth under the caption “Target Total Shareholder Return Awards” on pages 38 to 40 of the Proxy

Statement.  The performance target awards for each named executive officer are set forth in the “Target” column under “Estimated Future Payouts Under Equity Incentive Plan Awards” of the 2006 Grants of Plan-Based Awards table on page 53 of the Proxy Statement.  The percentage payout factors of these target awards (from “Threshold” to “Maximum” as expressed in that table) are described under the caption “Payments under the LTIP” on pages 39 to 40 of the Proxy Statement.  How total shareholder return is calculated for purposes of determining the Company’s performance is described under the captions “Components of total shareholder return,” “Performance measurement period and award frequency,” “Size of LTIP awards” and “Other LTIP provisions” on page 39 of the Proxy Statement.  In future filings, to the extent it remains relevant, the Company will (1) provide a clear overview of the formula used for the long-term incentive award program before the detailed discussion of the specific calculations and target levels and (2) reference in the Compensation Discussion and Analysis the specific target awards for each named executive officer set forth in the grants of plan-based awards table.

Special Senior Executive Severance Pay Plan, page 43

9.

Your disclosure in this section is not fully responsive to Item 402(j).  Please quantify the estimated payments and benefits that would be provided to your named executive officers in each covered circumstance.  Please provide quantitative disclosure under these requirements, applying the assumptions that the triggering event took place on the last business day of your last completed fiscal year, and using a price per share equal to the closing market price as of that date.  Please refer to Item 402(j)(2) and Instruction 1 to Item 402(j) of Regulation S-K.

Response:   The disclosure under the caption “Special Senior Executive Severance Pay Plan” on pages 43 to 44 of the Proxy Statement was not intended to be responsive to Item 402(j) of Regulation S-K, but to be part of the Company’s discussion of the material elements of contracts, agreements, plans or arrangements that provide for payments at, following, or in connection with any termination or change-in-control, responsive to Item 402(b)(2)(xi) of Regulation S-K.  The Company’s disclosure responsive to Item 402(j) of Regulation S-K is on pages 58 to 68 on the Proxy Statement under the caption “Potential Post-Employment Compensation.”  The estimated payments and benefits that would be provided to the Company’s named executive officers in each covered circumstance, assuming that the triggering event took place on the last business day of the Company’s last completed fiscal year and using a price per share equal to the closing market price as of that date, are quantified in the individual tables provided for each named executive officer in this latter section.  With regard specifically to the Special Senior Executive Severance Pay Plan, the estimated payments and benefits that would be provided under that plan are included in the tables for each named executive officer other than Mr. Loranger (who, as discussed on page 44 of the Proxy Statement, does not participate in the plan), as identified in several relevant footnotes to those tables.  In future filings, to the extent it remains relevant, the Company will include references in the sections of its Compensation Discussion and Analysis relating to post-employment compensation to the pages of the proxy statement on which the estimated payments and benefits are quantified.

In addition, the Company acknowledges that

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in repose to comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should have any questions regarding this letter, please contact me at (914) 641-2067 (facsimile: (914) 696-2970).

Very truly yours,

Kathleen S. Stolar

Vice President, Secretary and Associate

General Counsel

cc:

Steven R. Loranger